FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 28, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 EXPLANATORY NOTE

On August 28, 2007, Biomira Inc. issued a press release announcing that the first patient has been enrolled in a Phase 1 clinical trial of PX-478 in patients with advanced metastatic cancer.  The press release was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report.

TABLE OF CONTENTS

Item	Page
Press Release of the Company dated August 28, 2007	4

Signature	7

BIOMIRA INITIATES PHASE 1 TRIAL OF PX-478 IN PATIENTS WITH
ADVANCED METASTATIC CANCERS

EDMONTON, ALBERTA, CANADA - August 28, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that the first patient has been enrolled in a Phase 1 clinical trial of PX-478 in patients with advanced metastatic cancer.  PX-478 is a novel small molecule compound designed to inhibit the activity of hypoxia inducible factor (HIF)-1 alpha, a transcription factor that controls the expression of a number of genes important for growth and survival of cancer cells. Genes regulated by HIF-1 alpha contribute to diverse functions such as new blood vessel growth (angiogenesis), use of glucose for energy, and protection against apoptosis (programmed cell death).

 “HIF-1 alpha plays a critical role in the response of cancer cells to low oxygen levels, stimulating processes that increase oxygen concentrations and allow tumors to grow and thrive,” said Dr. Lynn Kirkpatrick, Ph.D., Chief Scientific Officer of Biomira. “In our preclinical studies, PX-478 produced significant tumor regression and growth delay in a wide variety of models of human cancers, including lung, breast, prostate, colon, kidney, pancreas, and ovarian cancers.  We believe this is the first small molecule agent to enter clinical trials that directly lowers levels of HIF-1 alpha protein in tumors.”

The Phase 1 trial is expected to enroll up to 36 patients with advanced solid tumors or lymphoma who have failed or are intolerant of standard therapy.  PX-478 will be administered orally on days 1 through 5 of a 21-day cycle.   Primary objectives of the study include establishment of a maximum tolerated dose, evaluation of safety, and analyses of pharmacodynamic and pharmacokinetic profiles of PX-478.  Other objectives are to evaluate the effects of PX-478 on tumor blood flow and vascular permeability as measured by DCE-MRI, and to evaluate the anti-tumor activity of PX-478 in patients with advanced malignancies.

“We are very excited about the potential for PX-478 as an anti-cancer compound with broad potential application,” said Dr. Robert L. Kirkman, MD, President and Chief Executive Officer of Biomira.  “We are also pleased with the progress of our pipeline, as demonstrated by the initiation of this trial on schedule.  This is our second small molecule compound to enter clinical development, and we expect to file an investigational new drug (IND) application for PX-866, a third small molecule, by the end of 2007.  Together with PX-12, currently in Phase 2 development, the advancement of these compounds reflects our significant progress in creating value from our acquisition of ProlX Pharmaceuticals less than one year ago.”

About PX-478
PX-478 is a potent inhibitor of HIF-1 alpha, a protein target whose levels are elevated in a wide range of tumors. The protein is a key factor in the response of a cancer cell to hypoxia (lack of oxygen), including the angiogenic cascade that allows tumors to establish new blood vessels essential to their survival and growth. Inhibition of angiogenesis is a validated approach to treating cancer.

In preclinical studies, PX-478 demonstrated marked antitumor activity when delivered orally, showing tumor regression and long growth delay, both of which correlated to the HIF-1 alpha levels of the tumor models. The wide variety of models that showed sensitivity to PX-478 presents a large potential market for this product candidate. The ability to combine PX-478 with radiation therapy may further expand the opportunities for this novel compound. The PX-478 preclinical development work was partially supported by a grant from the U.S National Institutes of Health Small Business Innovation Research program.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

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Forward Looking Statements
This press release contains forward-looking statements, including, without limitation, statements related to the pre-clinical and clinical development of PX-478, PX-12 and PX-866; the therapeutic and commercial potential of PX-478, PX-12 and PX-866; the filing of an investigational new drug application for PX-866 and the timing thereof; and future clinical development plans. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes", "anticipates", "plans", "expects", "will", "intends", "potential", "possible" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Biomira's current expectations. Forward-looking statements involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the clinical development of PX-478, PX-12 and PX-866; the therapeutic and commercial potential of PX-478, PX-12 and PX-866; the filing of an investigational new drug application for PX-866 and the timing thereof; and future clinical development plans. There can be no guarantee that the results of earlier trials will be predictive of either safety or efficacy in future trials. Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Investor and Media Relations Contact:
Julie Rathbun
Rathbun Communications
206-769-9219
ir@biomira.com

BIOMIRA INC.  2011 - 94 St. Edmonton, AB, Canada  T6N 1H1
Tel:  (780) 450-3761  Fax:  (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: August 28, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer